HIVE Digital Technologies to Release Fiscal Q3 2026 Financial Results and Hold Earnings Call on February 17

San Antonio, Texas,--(Newsfile Corp. - February 12, 2026) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (BVC: HIVECO) (the "Company" or "HIVE"), a diversified global leader in renewable-powered blockchain and AI infrastructure, today announced it will release its financial results for the nine months ended December 31, 2025 on Tuesday, February 17, 2026, followed by an earnings conference call and webcast on Tuesday, February 17, 2026, at 8:00 AM EST.

Conference Call Information

To participate in this event, please log on or dial in approximately 5 minutes before the call.

Date: February 17, 2026

Time: 8:00 AM EST

Webcast: Registration link here.

Dial-in: Provided after registration

A copy of the earnings release and a replay of the call will be available on the Company's investor relations website at https://hivedigitaltechnologies.com/investors/.

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. is the first publicly listed company to mine digital assets powered by green energy. Today, HIVE builds and operates next-generation Tier-1 and Tier-3 data centers across Canada, Sweden, and Paraguay, serving both Bitcoin and high-performance computing clients. HIVE's twin-turbo engine infrastructure-driven by Bitcoin mining and GPU-accelerated AI computing-delivers scalable, environmentally responsible solutions for the digital economy.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/283656